ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX foley.com ccreely@foley.com

                                                           May 14, 2018

Via Edgar

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3030 Washington, D.C. 20549 Attn: Heather Percival and Russell Mancuso

Re:	Cesca Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed May 8, 2018 File No. 333-224185

Dear Ms. Percival and Mr. Mancuso,

The following information is furnished in response to the comments in your letter to Vivian Liu, Chief Operating Officer of Cesca Therapeutics Inc. (the “Company”), dated May 10, 2018, relating to the above-referenced registration statement (the “Registration Statement”). Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company. Please be advised that concurrent herewith, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

1.

We note your response to prior comment 1; however, the maximum aggregate offering price of the units should be calculated separately from the maximum aggregate offering price of the pre-funded units. See the Note to the Calculation of Fee Table in Form S-1. Currently, you appear to be presenting one calculation for the common stock underlying the common warrants related to both the units and pre-funded units. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 240.05 available on the Commission’s website.

Response:

In response to the Staff’s comment, we note that in Amendment No. 1 to the Registration Statement filed on May 8, the size of the offering was reduced to $5.0 million as compared to the $10.0 million offering size that was reflected in the originally filed Registration Statement filed on April 6. In light of this change, we believe that the registration fee is correctly calculated in Amendment No. 1. First, a fee was calculated for the units assuming that a full $5.0 million were sold. Secondly, a separate fee was calculated for the pre-funded units (also assuming that a full $5.0 million were sold). Thirdly, a separate fee was calculated on the shares underlying the common stock warrants included in the units assuming that the maximum amount was issued (i.e., $5.0 million), plus a separate fee on the shares underlying common stock warrants included in the prefunded units (also assuming the maximum amount of $5.0 million was issued); this is why the “Maximum Aggregate Offering Amount” listed next to the two categories of underlying shares is $10.0 million rather than $5.0 million in the fee table. Although a single line item on the fee table was included for both categories of warrants, a separate fee was actually calculated for both categories (hence the $10 million figure rather than $5.0 million). Please note that, in Amendment No. 2, the two categories of warrants have been broken out into separate lines, although this does not impact the amount of the fee.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

May 14, 2018

In view of the foregoing, consistent with the Staff’s comment and consistent with CD&I 240.05, separate fees were indeed calculated on units, pre-funded units, shares underlying common stock warrants included in the units, and shares underlying common stock warrants included in the pre-funded warrants.  We note that although CD&I 240.05 states that the fee on warrants is based on the “exercise price of the warrants”, we have relied on Rule 457(g)(2) to calculated the registration fee because the exercise price is currently unknown.

2.	Please tell us whether the provisions of section 5.e of exhibits 10.37 and 10.38, or sections 5.9 and 5.21 of exhibit 10.39 apply to claims under the federal securities laws.

Response:

Please be advised that language has been added to the above-referenced exhibits to except actions under the federal securities laws. Specifically:

●

The following sentence has been added to the end of Section 5(e) of Exhibit 10.37 (the form of common stock warrant) and Exhibit 10.38 (the form of pre-funded warrant): “Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court in which a Holder may bring a claim under the federal securities laws.”

●

The following sentence has been added to the end of Section 5.9 of Exhibit 10.39 (the form of securities purchase agreement): “Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court in which a Purchaser may bring a claim under the federal securities laws.”

●	The following sentence has been added to the beginning of the textual paragraph of Section 5.21 of Exhibit 10.39: “Except for actions under the federal securities laws, . . .”

May 14, 2018

In addition to the foregoing, the following risk factor has been added to the Registration Statement in Amendment No. 2:

“The exclusive jurisdiction and waiver of trial by jury clauses set forth in the form of securities purchase agreement and the exclusive jurisdiction clause set forth in the warrants to be issued to purchasers in this offering may have the effect of limiting a purchaser’s rights to bring legal action against us and could limit a purchaser’s ability to obtain a favorable judicial forum for disputes with us.

Section 5.9 of the securities purchase agreement (a form of which has been filed as exhibit 10.39 of Amendment No.2 to the Registration Statement on Form S-1 to which this prospectus forms a part), which may be executed by certain institutional investors in this offering, provides for investors to consent to exclusive jurisdiction to courts located in New York, New York and Section 5.21 provides for a waiver of the right to a trial by jury.   The same exclusive jurisdiction provisions are also set forth in Section 5(e) of the warrants to be issued to purchasers in this offering (forms of which have been filed as exhibits 4.29 and 4.31 of Amendment No.2 to the Registration Statement on Form S-1 to which this prospectus forms a part). These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and/or preference for a trial by jury and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

* * * * * * *

If you should have any additional questions, please contact me at (813) 225-4122.

Sincerely, /s/ Curt P. Creely Curt P. Creely

cc:      Vivian Liu, Chief Operating Officer